SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         November 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: May 11, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

ALLIED GOLD LIMITED
ACN 104 855 067

28 November 2005

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"

Dear Sir/Madam

STERILISATION DRILLING ENCOUNTERS FURTHER HIGH GRADE MINERALISATION

CURRENT DRILLING PROGRAM INDICATES FURTHER WIDTH AND DEPTH EXTENSIONS TO THE SOROWAR GOLD DEPOSIT

Highlights

Further high grade mineralisation has been encountered from drilling outside of the proposed Sorowar oxide gold pit on Simberi Island. Including:

- **5m at 10.8g/t gold** from 71m in RC1161 *(ended in mineralisation, results from remainder of hole yet to come).*
- **15m at 3.15g/t gold** from surface in RC1162.

Phase 4 Drilling – Sorowar Area

RC1161 was designed to sterilise ground to the west of the proposed pit and recorded **5m at 10.8g/t gold** from 71m. The hole ended in mineralisation and results from the remainder of the hole are expected shortly.

The high-grade oxide gold mineralisation intercepted in this hole confirms the potential for further oxide mineralisation to be discovered outside of the proposed Sorowar pit *(refer to map attached)*. Presently, less than 10% of the drill holes completed in the Sorowar area lie outside of the planned open-pit, resulting in the limits of the mineralised body being unconstrained by drilling.

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

The strongly mineralised structure intersected in RC1161 shows good potential to extend the Sorowar deposit and this area will be further drilled to determine the extent and tenor of the gold mineralised zone.

At Sorowar East, a 12 hole, 1200 metre drilling programme is underway. The first drill hole RC 1162 has encountered **15m at 3.15g/t gold** from surface.

These high grade intercepts indicate that the dimensions of the Sorowar gold deposit remain open in all directions and at depth.

Results are tabulated below;

PHASE 4 DRILLING – SOROWAR REGION								
Drillhole	**Northing (mN) Simb grid**	**Easting (mN) Simb grid**	**Dip/Azimuth (°) Simb grid**	**From (m)**	**To (m)**	**Interval (m)**	**Grade (g/t Au)**	**Mineralisation Type**
RC1159				22	23	1	1.39	Su
RC1159DD				125	126	1	1.10	Su
				129	130	**1**	**10.8**	Su
				206	207	1	1.06	Su
				216	218	2	1.39	Su
				269	273	4	1.34	Su
RC1160				106.5	107.2	0.7	2.07	Su
				120.2	120.6	0.4	1.31	Su
				124	129	5	1.18	Su
RC1161				48	49	1	1.07	Ox
				59	60	**1**	**2.83**	Ox
				64	65	1	1.06	Ox
				71	76	**5**	**10.8**	Ox
Ended in mineralisation, further results pending								
RC1162				0	15	**15**	**3.15**	Ox, Tr, Su

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Simberi mineralisation types are:

Ox = oxide material – extremely weathered (cyanide leach recovery >90%)
Tr = transitional material – distinctly weathered (cyanide leach recovery 50-90%)
Su = sulphide material – slightly weathered to fresh (Cyanide recovery <50%)

Results reported with 1.0g/t Au cutoff.

At Sorowar, the largest pit scheduled for mining, currently defined **reserves and resources within the designed pit** total;

13,523,000 tonnes at 1.22 g/t gold for 530,000 ounces.

Yours faithfully
ALLIED GOLD LIMITED

J.J.Moore
Managing Director

RC1162
RC1160
RC1161
RC1159
Allied Gold Limited
Sorowar and Sorowar East
Phase 4 drillholes
Previous drillholes black
October 2005 proposed pit outline blue
Scale 1:5000

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. J. Moore, B. (App)Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Moore has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).